Exhibit 99.7

OUTSTANDING SHARE CAPITAL AND VOTING RIGHTS AT THE DATE OF THE NOTICE FOR THE 2015 ANNUAL GENERAL MEETING

As of March 5, 2015—the date of the notice for the Annual General Meeting of Shareholders of Fiat Chrysler Automobiles N.V. (the ‘Company’) to be held on April 16, 2015 in Amsterdam, the Netherlands—the number of the outstanding common shares with a nominal value of EUR 0.01 each equals to 1,287,276,952. Common shares are listed and participate to dividend distributions.

The number of outstanding special voting shares equals to 389,979,138, with a nominal value of EUR 0.01 each, following the withdrawal of 18,962,629 special voting shares in accordance with the relevant Terms and Conditions. Special voting shares are not listed, cannot be traded and do not participate in dividend distributions.

Each share (whether common or special voting) confers the right to cast one vote for a total number of voting rights equal to 1,677,256,090.

Fiat Chrysler Automobiles N.V., March 5, 2015.